Exhibit 99.1

James Hardie Industries SE
Europa House 2nd Floor, Harcourt Centre
Harcourt Street, Dublin 2, Ireland

T: +353 (0) 1 411 6924
F: +353 (0) 1 497 1128
17 August 2011
The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000
Dear Sir
Results of Annual General Meeting
We advise that all resolutions set out in the Notice of the Annual General Meeting dated 11 July 2011 were carried at the Annual General Meeting of the company yesterday in Dublin, Ireland.
Details of votes cast are set out below:

RESOLUTION		FOR	AGAINST	ABSTAIN
1	Annual Reports	329,735,825	38,758	697,033
2	Remuneration Report	313,197,849	15,483,387	1,790,380
3(a)	M Hammes re-election	328,849,455	907,743	714,418
3(b)	R van der Meer re-election	329,585,357	145,088	741,171
3(c)	L Gries re-election	329,626,801	123,929	720,886
4	Fix external auditor remuneration	329,584,757	189,178	697,681
5	Grant Hybrid RSUs to L Gries	322,848,690	3,565,564	2,450,008
6	Grant Relative TSR RSUs to L Gries	302,187,555	24,222,120	2,454,587
7	Equity Incentive Plan	325,960,847	2,853,585	1,657,184
Yours faithfully

Marcin Firek
Company Secretary

James Hardie Industries SE is a limited liability company incorporated in Ireland with its registered office at
Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.
Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), David Dilger, David Harrison (USA),
James Osborne, Donald McGauchie (Australia), Rudy van deer Meer (Netherlands).
Chief Executive Officer: Louis Gries
Company number: 485719